OSG	Overseas Shipholding Group Inc.
	1301 Avenue of the Americas New York, NY 10019 USA	Tel: +1 212 953 4100 Fax: +1 212 578 1832	www.osg.com

July 31, 2014

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

RE:          Overseas Shipholding Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 001-06479

Dear Ms. Shenk:

We have reviewed your letter to us of July 25, 2014 setting forth staff comments on the Overseas Shipholding Group, Inc. (“OSG” or the “Company”) Form 10-K for the fiscal year ended December 31, 2013. Based on our review, we respond as follows to the staff comments:

Form 10-K for the fiscal year ended December 31, 2013

Notes to Consolidated Financial Statements, page 86

Note 23 – Contingencies, page 141

SEC Comment

1.
In future filings, beginning with your Form 10-Q for the interim period ended June 30, 2014, please clarify your litigation disclosures regarding the class action lawsuits and derivative actions, and any other contingencies where management has determined that there is at least a reasonable possibility that a loss may have been incurred, by disclosing an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the possible loss or range of loss incurred, or provide a statement that such an estimate cannot be made.  Please refer to ASC 450-20-50-4.

OSG Response

We will comply with your request in future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, by expanding our litigation disclosure regarding the class action lawsuits and derivative actions to disclose the range of possible loss incurred or expected to be incurred, if estimable and material. To the extent contingencies are not reasonably estimable we will provide disclosure to that effect.

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1929.

Sincerely,

/s/ Ian T. Blackley
Ian T. Blackley
Senior Vice President, Chief Financial Officer
   and Treasurer

cc: Robert E. Johnston
Audit Committee
John J. Ray III
Adewale Oshodi
Alan Beller (Cleary Gottlieb Steen and Hamilton LLP)
Andre Chabanel (PricewaterhouseCoopers LLP)